

January 30, 2015

<u>Via E-mail</u>
Kent B. Wilson
Chief Executive Officer
Alpine 4 Automotive Technologies Ltd.
15589 N. 77th Street, Suite B
Scottsdale, AZ 85260

> **Re: Alpine 4 Automotive Technologies Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 20, 2015**
> **File No. 333-199840**

Dear Mr. Wilson:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note your response to Comment 7. Please advise us further how Alpine 4 acquired finished goods inventory valued at $224,100 on the company's balance sheet by virtue of the License Agreement entered into with AutoTek.

<u>What will AutoTek Receive in Connection with the Asset Purchase Transaction?, page 9</u>

3.   We note your response to comment 13. Please advise whether minority AutoTek shareholders who do not participate in the share exchange program would be subject to "squeeze out" provisions under applicable state laws.

The Parties, page 12

4.   We note your response to comment 15, and that you have filed Confidential Treatment Requests with respect to two exhibits to your registration statement. We will require sufficient time to both review your application and the exhibits and resolve any comments on the application prior to your requesting acceleration of your registration statement. Please note that comments on the confidential treatment request may impact disclosure in the prospectus.

The Asset Purchase Transaction, page 13

5.   We note your response to Comment 11. Please file as an exhibit any promissory note agreed to between Mr. Battaglini and the Company regarding funds necessary to complete the Asset Purchase Agreement. Please additionally indicate if funds will be provided via a purchase of additional shares of restricted common stock.

Accounting Treatment of the Asset Purchase Transaction, page 16

6.   We note your response to comment 16. Please revise your summary or Question and Answer section to disclose that a change of control would occur if AutoTek shareholders exchange their shares at a participation rate of 60% or greater. Please also discuss how the two companies would operate going forward in the event of such a change of control.

7.   We note in your response to comments 5 and 6 your belief that the transaction is an asset purchase. Since you are also making an offer to the shareholders of AutoTek, Inc. (AutoTek) to exchange their shares for shares of Alpine 4, it appears there will also be a business combination or investment in AutoTek, depending upon the number of shares exchanged. Therefore, revise your filing to fully comply with our previous comments 5 and 6 or advise us.

8.   In regard to your response to the above comment, tell us if management believes it is probable that (a) 5,000,000 AutoTek shares will be exchanged and (b) 12,525,000 AutoTek shares will be exchanged. We refer you to 506.02(c)(ii) of the Financial Reporting Codification for the Staff's views concerning whether the consummation of a transaction is probable.

9.   Provide us your tests of significance, prepared in accordance with Rule 8-04 of Regulation S-X, assuming 5,000,000 AutoTek shares are exchanged and (b) 12,525,000 AutoTek shares are exchanged.

10.   Please expand your disclosure here and on pages 46 – 47 to also address your accounting for the share exchange and advise us, in detail. This should be sufficiently detailed, comprehensive disclosure that describes your accounting under the range of possible results. Specifically address each of the following in your disclosures:

   a. how you will account for the share exchange if AutoTek stockholders obtain a controlling interest in Alpine 4;
   b. how you will account for the share exchange if Alpine 4 acquires a controlling interest in AutoTek;
   c. how you will account for the share exchange if Alpine 4 acquires a non-controlling interest in AutoTek;
   d. clearly identify the acquiror in each circumstance; also
   e. quantify your preliminary valuation and describe the valuation methodology.

11.   To provide clarity to your disclosure on page 16, please provide a table illustrating the range of possible results similar to what appears on page 47.

Developed Products, page 30

12.   Please revise to include more fulsome disclosure concerning the contracts with Novatel Wireless and CalAmp Wireless.

Results of Operations, page 32

13.   We note your response to comment 20. Please tell us and disclose the basis for your expectation for significant growth in revenues, and general and administrative expenses, over the next twelve months addressing trends, risks, and uncertainties. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 32

14.   We note your response to comment 22. Please revise to align your proposed disclosure in the Going Concern section on page 33 regarding sufficiency of working capital for next twelve months and to address contemplated operating and marketing activities. Refer to Item 303(a)(1) of Regulation S-K.

Summary of Contractual Obligations, page 32

15.   Please revise to include footnote disclosure to briefly explain the key provisions of the contractual obligations you disclose in your chart, including, as applicable, any provisions that create, increase, or accelerate the obligations. Please refer to Item 303(a)(5) of Regulation S-K.

16.   Please file the contracts as exhibits to your registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

Critical Accounting Policies and Estimates, page 32

17.   It appears that both your LotWatch and Service Watch products contain multiple deliverables that should be divided into separate units of accounting. Please tell us and disclose how the arrangement consideration is allocated between the product and service elements per ASC 605-25-25 and 605-25-50. Please refer to ASC 605-25-25 and 25-30 in your response.

Installations at Dealerships, page 36

18.   Please tell us and clarify your disclosure regarding the nature of the revenue generated from installations of your products at 4 dealerships. You disclose that management anticipates that these dealership installations should start generating revenues to Alpine 4 in the fourth quarter of 2014, but Alpine 4 has recognized revenues of approximately $9,500 for the quarter ended September 30, 2014.

Recent Developments, Asset Purchase Agreement, pages 36 and 37

19.   We note your response to comment 24. Please confirm to us and revise your disclosure to reflect the closing of the acquisition of Pure Mobility International, Inc. (PMI) on December 11, 2014.

20.   Please advise us and disclose the impact of the issuance of the 8 million shares of the Company's restricted stock and 500,000 shares of Series A Convertible Stock to PMI to acquire PMI in your Registration Statement.

21.   It appears your purchase of the PMI assets should be accounted for as an acquisition of a business. Refer to the guidance found in ASC 805-10-55-4 through 55-9 and 11-01(d) of Regulation S-X, and explain to us why it should not be considered an acquisition of a business or revise your accounting and disclosure.

22.   In regard to the above comment, provide us your tests of significance for the acquisition of PMI prepared pursuant to Rule 8-04 of Regulation S-X.

Financial Statements for Fiscal Period Ended September 30, 2014 (unaudited)

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, Inventory, page Q-6

23.   Please tell us and disclose how you valued the finished goods inventory of $224,100 under the licensing agreement entered into with AutoTek.

Engagement of Placement Agent for Debt Offering, page 38

24.   Please revise to disclose the material terms of your debt financing agreement, including the identity of the broker dealer/investment banking firm.

Directors and Officers, page 39

25.   Please revise to indicate the ages of your officers and directors. Please refer to Item 401(a) of Regulation S-K.

Form 8-K filed January 30, 2015 (Clean Choice Solar, LLC acquisition)

26.   Disclose the facts and circumstances concerning your agreement to acquire Clean Choice Solar, LLC. This disclosure should include, but not be limited to, the terms of the transaction, the value of the purchase consideration, and your accounting for it. Also, please advise us of your accounting and provide us your analysis of the significance of this acquisition prepared pursuant to Rule 8-04 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Advisor, at (202) 551-3778, or Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Robert S. Littlepage, for

                                                Larry Spirgel
                                                Assistant Director

cc: Via E-mail
        C. Parkinson Lloyd, Esq.
        Kirton McConkie PC